April 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings Inc. (the “Company”) to your comment letter dated April 8, 2022 (the “Letter”) to Hugh Gallagher, Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022 (the “2022 10-K”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 10-K. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business, page 5

Comment:

1. Consistent with your response in the letter dated July 2, 2019, please clarify your business model as to your patent licensing business and assets.

Response:

We have determined that the likelihood of any success on the merits of the litigation is more remote as time elapses and thus did not include disclosure regarding the patent licensing business and assets. The value of these patents was less than $1 million as of December 31, 2021 and thus not material to our current business. Management completed its final review of these patents during the first quarter of 2022 and determined that there is no longer any value to these patents and thus has written off these patents as of March 31, 2022. In order to satisfy your comment, we will provide this explanation in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (“First Quarter 10-Q”).

Comment:

2. Please ensure that all of your disclosures are updated. For example, you state that you have no long-term debt, but we note the convertible notes payable on your balance sheet as of December 31, 2021. You also state on page 21 that you do not currently own, and do not have any current plans to seek, any patents in connection with your existing and planned blockchain and cryptocurrency related operations, but we note from your disclosure on page F-14 that your intangible assets include the Crypto Currency Patent. In addition, on page 26, you indicate that the current fixed reward on the bitcoin network is 12.5 bitcoins per block, but the reward has decreased by half to become 6.25 bitcoins around May 10, 2020.

Marathon Digital Holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 725.202.6780

U.S. Securities and Exchange Commission

April 22, 2022

Response:

Prospectively, we will clarify that there is debt unrelated to the satisfied Bi-Coastal Note. We will revise the referenced sentence as follows (new language underlined): On May 20, 2020, the Company amended its note, originally dated August 31, 2017, with Bi-Coastal Consulting Defined Benefit Plan to reduce the conversion price to $0.60 per share. The current principal balance of the Note was $999,105.60 and accrued interest was $215,411.30. The Company agreed to the reduction in the conversion price from $0.80 to $0.60 to incentivize the Note holder to convert the Note to common stock. As the Note has been fully converted to common stock, the Company has no Long-Term debt arising from this Bi-Coastal note. However, as of December 31, 2021 and March 31, 2022, the Company had long term debt arising from its November 2021 bond offering in the amount of $728,405,922 and $729,376,808 respectively.

As to your comment on page 21, we will revise the referenced sentence in the First Quarter 10-Q as follows (new language underlined): We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and cryptocurrency related operations. The Company had one legacy asset on its books as of December 31, 2021, and upon subsequent review by management, it has been determined that this asset has no carrying value and has been written off as of March 31, 2022.

As to your comment on page 26, we will revise the referenced sentence in the First Quarter 10-Q as follows (new language underlined): For example, the current fixed reward on the bitcoin network for solving a new block is six and one quarter (6.25) bitcoins per block, which decreased from twelve and a half (12.5) bitcoins per block in May 2020. It is estimated that the number of bitcoins per block will halve again in about four (4) years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 42

Comment:

3. We believe that adjusting for impairment of mined cryptocurrency does not provide useful information to investors in light of your strategy to hold bitcoin as a long-term investment and sell bitcoin in future periods as needed to generate cash for treasury management and other general corporate purposes, in addition to the recurring nature of this charge. Please revise to remove this adjustment from your computation of non-GAAP measures. Refer to Rule 100 of Regulation G.

Response:

We appreciate the Commission’s comments, and we will change the information provided in the tables on pages 43 and 44 in all future filings, starting with the First Quarter 10-Q, to address this comment as well as comments #4 and #5 set forth below. Specifically, on a prospective basis, we are going to change the reconciliation of GAAP net income to adjusted net income to exclude any “add-back” of cryptocurrency impairment and any amounts related to depreciation and amortization. We are also going to add in the income tax effects of any adjustments to that reconciliation, a draft copy of which (as of December 31, 2021) is enclosed as Exhibit 1. We also intend to replace the table on page 43 (Reconciliation of non-GAAP income from operations) with a reconciliation of GAAP net income to a Non-GAAP measure of “Adjusted EBITDA”. This specific metric is widely used by investors to evaluate business operations before interest expense, taxes and depreciation and amortization.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

We believe that this combination of reconciliations from GAAP net income to Non-GAAP measures is important when taken together with the GAAP financial results in that they provide a meaningful view of earnings performance for management and investors. We believe that these Non-GAAP measures provide meaningful information to investors about the Company’s performance because they eliminate certain items not associated with current-period transactions and other significant discrete items that might impact the comparison of period-to-period results.

Comment:

4. Please tell us the nature of the non-GAAP adjustment for server maintenance contract amortization. Explain why you believe that adjusting for this item is useful information to investors as it appears to represent a normal, recurring, operating expense. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

Please refer to the response for Comment 3 set forth hereinabove which is incorporated by reference herein in its entirety as if fully set forth as part of this response.

Comment:

5. Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net income and non-GAAP diluted earnings per share. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

Please refer to the response for Comment 3 set forth hereinabove which is incorporated by reference herein in its entirety as if fully set forth as part of this response.

Results of Operations for the Years Ended December 31, 2021, December 31, 2020 and December 31, 2019, page 45

Comment:

6. Please revise to describe and quantify the significant factors affecting the changes in cost of revenues in each of the periods presented. Refer to Item 303(b) of Regulation S-K.

Response:

Cost of revenues were $33.7 million in 2021, an increase of $26.7 million from the prior year. This increase was largely attributable to our placing over 30,000 Antminer S19 mining servers into service during 2021 and resulting increases in depreciation expense ($14.8 million) and increased operating costs (primarily power costs and hosting fees) related to the significant increase in the Company’s bitcoin mining activities. Cost of revenues were $7.0 million in 2020, an increase of $4.5 million from the prior year. This increase was largely attributable to the Company placing into service over 2,000 mining servers during 2020 and related increase in depreciation expense ($3.0 million) and operating costs.

We propose to provide this level of detail prospectively starting with the First Quarter 10-Q.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

Liquidity and Capital Resources, page 47

Comment:

7. Please revise to provide quantitative and qualitative analysis of the underlying reasons for the material changes in operating, investing, and financing cash flows. Your discussion should focus on the primary drivers and other material factors necessary to understand your cash flows in addition to the indicative value of your historical cash flows. Refer to Item 303(b) of Regulation S-K and Section IV.B.1 of SEC Release No. 33-8350.

Response:

The revised disclosure is as follows for the year ended December 31, 2021, although as stated below, we would propose to include this disclosure prospectively.

Cash and cash equivalents increased to $268.5 at December 31, 2021 from $141.3 million at December 31, 2020. The increase in cash and cash equivalents was primarily driven by significant increases in capital markets activities as the Company expanded its bitcoin mining operations. The sources of the increases in cash included proceeds from the issuance of convertible debt ($728.8 million) and proceeds from the issuance of common stock, net of issuance costs ($312.2. million). These sources of cash were partially offset by increases in cash used for investing activities associated with the scaling of our operations, including deposits for the purchase of bitcoin mining servers ($435.1 million), purchase of property and equipment, primarily bitcoin mining servers ($273.9 million). In addition, we purchased investment securities ($150 million), and experienced an increase in loans receivable ($30 million). Cash flow from operations during 2021 was a use of cash of $18.2 million.

Cash and cash equivalents totaled $141.3 at December 31, 2020, an increase of $140.6 million from December 31, 2019. The increase in cash and cash equivalents was primarily driven by proceeds from the issuances of common stock, net of issuance costs ($229.2 million), partially offset by increases in cash used for investing activities associated with the scaling of our operations, including deposits for the purchase of bitcoin mining servers ($65.6 million) and purchase of property and equipment, primarily bitcoin mining servers ($17.7 million). Cash flow from operations during 2020 was a use of cash of $7.8 million

We intend to provide disclosure similar to this information prospectively, starting with our First Quarter 2022 10-Q.

Notes to Consolidated Financial Statements - Note 1 - Organization and Description of Business Organization, page F-8

Comment:

8. Please provide us with your detailed accounting analysis of whether the series of agreements entered into in October 2020 related to the Hardin Station are or contain leases under ASC 842. Also address the power purchase and data facility services agreements as part of your analysis. In addition, tell us and disclose how the build out costs are being paid for.

Response:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and has since issued amendments thereto, related to the accounting for leases (collectively referred to as “ASC 842”). ASC 842 establishes a right-of-use, or ROU, model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Effective January 1, 2019, the Company adopted ASU 842. The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

On October 6, 2020, the Company entered into the following agreements associated with the Hardin, Montana facility: (1) A ground lease agreement with Rocky Mountain Power, LLC (“Rocky Mountain”). This agreement required the Company to enter into a power purchase agreement with Big Country Datalec, LLC, (“Big Country”) in lieu of lease payment to Rocky Mountain. In addition, the Company entered into a data facility services agreement with Liefern, LLC. (Liefern). Liefern, Big Country and Rocky Mountain are affiliated companies. The goal of these agreements was to establish a bitcoin mining facility on the 11-acre site, known as the Hardin Generating Station, whereby Marathon would purchase the power generated from the coal plant at a fixed price to run the deployed mining servers, which the Company owns outright, from Big Country in conjunction with having data facility services provided by Liefern, as on-site technical service providers.

Pursuant to the power purchase agreement, the Company, at the Company’s sole cost and expense, designed, developed, constructed, owns, operates and maintains the power distribution equipment and any interconnection equipment (the “build-out”) located at the Hardin Generating Station on the land leased from Rocky Mountain to receive the contracted energy detailed in the power purchase agreement (up to 100 MW). The build-out was comprised of forty-four (44) containers (capable of operating approximately 17,400 mining servers or approximately 396 mining servers per container) and a data building (capable of operating approximately 13,100 mining servers). All build-out costs incurred were accounted for as construction in progress on the balance sheet until the mining servers were energized and placed into service. The Company paid for the build-out utilizing proceeds raised from debt and equity issuances during 2020 and 2021.

Pursuant to the ground lease, the Company has the ability to operate its mining servers on approximately 11 acres of land owned by Rocky Mountain. However, there are no lease payments associated with the ground lease. In determining the impact of the lease, the Company reviewed various comparable ground leases in the Big Horn County / Hardin, Montana area and identified cash lease rates range from $5 to $100 per acre depending on level of development of the land. As a result, Management concluded that although the ground lease qualifies as a lease pursuant to ASC 842, the ground lease, on a stand alone basis, was immaterial and as a result it did not record an ROU asset or liability for the ground lease.

Subsequent to December 31, 2021, the Company has negotiated to terminate the three agreements effective third quarter of 2022, so it does not believe that any accounting disclosure updates are material or mandated for this ground lease.

Comment:

9. Please provide us with your detailed accounting analysis of whether the agreement with Compute North, LLC entered into on May 21, 2021 is or contains a lease under ASC 842. Also provide your evaluation under ASC 842 of the hosting agreements with Compute North, LLC.

Response:

Management has determined the cohosting agreements with Compute North are not leases. Compute North provides colocation, management and other services (the “Services”) for the Company’s cryptocurrency mining hardware (the “Mining Equipment”) identified in the agreements. Compute North provides Services consistent with its customer handbook (available at www.computenorth.com/handbook-sla.pdf). Compute North provides colocation services for the Company’s mining equipment at a facility provided with electricity and network connectivity as well as managed services.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

According to the Financial Accounting Standards Board (FASB), a lease is a contract that “conveys the right to use an identified asset for a period of time in exchange for consideration.”

As documented in the Compute North agreements, there is no specific space / location defined, but a set amount of power for our mining equipment to consume. Compute North may regularly add or delete servers they host and move customers as needed. In addition, all of the mining equipment assets are owned by the Company. As such, the Company determined that the cohosting agreements are not leases and as such the accounting treatment of expensing the costs associated with consumption of energy as a normal operating cost of revenue is appropriate.

Comment:

10. We note that you own 82% of the equity in the Marathon Compute North 1 LLC joint venture (the “LLC”) with Compute North and the LLC has entered into a hosting agreement with Compute North to host bitcoin miners. Explain and disclose how you are accounting for the income from this hosting arrangement. Tell us whether you own these bitcoin miners and if they are subject to the hosting agreement between the Company and Compute North.

Response:

This hosting arrangement was not in effect in 2021, and we anticipate that this arrangement will not go into effect until mid-2022. The Company owns the bitcoin miners which are subject to the hosting agreement between the Company and Compute North. The LLC intends to recognize revenue in accordance with ASC 606 in the same fashion that the Company is currently recognizing revenue. Please note that this arrangement, once fully operational, is expected to account for a relatively small percentage (approximately three percent) of the Company’s current fleet of miners.

Note 2 - Summary of Significant Accounting Policies, Digital Currencies, page F-13

Comment:

11. Please tell why you believe pricing of BTC on a nightly basis is the proper time to use in the quantitative impairment test of the mined BTC balances as well as for the recordation of daily revenues. Cite the literature that supports your accounting. Refer to ASC 350-30-35-20.

Response:

The mining of Bitcoin (“BTC”) is a continuous process, with computers running calculations 24 hours per day, 7 days per week in support of the bitcoin blockchain, verifying transactions and adding verified “blocks” of transactions to the blockchain. When the mining pool in which the Company participates solves the equation to verify a block, that block is added to the Bitcoin blockchain and the pool is rewarded BTC in return. Blocks are added to the bitcoin blockchain on average every 10 minutes. The Company uses daily pricing for the proper recordation of revenues. The Company aggregates all BTC rewarded in any given day and records revenue in USD at the prevailing market price at the end of the day. Management utilizes various pricing sources, including those readily available to the general public (including Messari.io, Yahoo Finance and Blockchain.com) to ensure the reasonableness of its position.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

Management has examined various factors surrounding the substance of the Company’s operations and the available guidance published for public company accounting practices in Accounting Standards Codification in arriving at its accounting treatment. Pursuant to ASC 350, the Company accounts for the BTC received from its mining operations as indefinite-lived intangible assets on its balance sheet. An intangible asset with an indefinite useful life is not amortized, but rather is assessed for impairment annually, or more frequently, when events or changes in circumstances occur which indicate that it is more likely than not that the indefinite lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value.

In performing the quantitative impairment test of the mined BTC balances, the Company utilizes the daily price of BTC from the same indices utilized for daily revenue recognition. Management believes that this method, which is consistently applied on a daily basis over applicable reporting periods, complies with ASC 350 in that would not result in a material difference from valuations used earlier in the day. The company also believes that this method provides a fundamental consistency in applying GAAP to this continuous process.

Property and Equipment, page F-14

Comment:

12. We note that you changed the estimate of the expected life of transaction verification servers from two years to five years subsequent to December 31, 2020. Please revise to disclose the effect of this change in accounting estimate. Refer to ASC 250-10-50-4.

Response:

The Company decided to change the depreciable life of our transaction verification servers in January 2021 primarily as a result of its decision to discontinue the use of older vintage “S-9” miners (which operated at speed of 13.5 terahash/second) with newer generation “S-19” miners (which operate at 100 terahash/second). The older miners were removed from service and subsequently sold. Given the significant change in the makeup of our fleet and the enhanced speed of the new servers, Management concluded that it was appropriate to extend estimated the useful life of these new servers. The effect of this change in accounting was to reduce depreciation expense by approximately $12.7 million and to therefore increase book value by a like amount as of December 31, 2021. The Company will prospectively revise its filings to include a discussion of the effect of this change.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

Investment Fund, page F-15

Comment:

13. Please explain how you are accounting for your limited partnership agreement with NYDIG Digital Assets Fund III, LP and cite the authoritative accounting guidance relied upon. Also explain how the Fund was established and describe the general terms of the agreement. We note that you own 100% of the limited partnership interest. Address whether the general partner or any other parties also hold any interests in the Fund. Explain the rights and responsibilities of the general partner and investment manager in more detail. Please also address whether the agreement provides you with substantive kick-out or participating rights. In addition, please provide us with your detailed accounting analysis of how the Fund qualifies as an investment company for accounting purposes under ASC 946. Refer to ASC 946-10-15.

Responses:

●	Please explain how you are accounting for your limited partnership agreement with NYDIG Digital Assets Fund III, LP and cite the authoritative accounting guidance relied upon.

Under ASC 810, as the Company invests in an entity, identified as an investment company as defined under GAAP (i.e., NYDIG Digital Assets Fund III, LP, “DAF III,” or “the Fund”), the Company must determine whether DAF III is a variable interest entity (“VIE”) and if so, whether the Company should consolidate DAF III as its primary beneficiary. Our evaluation is as follows:

○	Is the Fund being evaluated a legal entity (ASC 810-10-15-4)?
YES
○	Does a scope exception from consolidation guidance (ASC 810-10-15-12) apply?
NO
○	Does a VIE scope exception apply (ASC 810-15-17)?
NO
○	Does the reporting entity have a variable interest in the Fund (ASC 810-10-15-16 through 55-41))?
YES – the Company has an equity interest in DAF III
○	Is the Fund a VIE under ASC 810-10-55-14? YES – power to direct activities of DAF III that most significantly impact the Fund’s economic performance lie with the General Partner and not with the Company;
The Company does not have kick-out rights over the General Partner.
○	Is MARA the primary beneficiary (i.e., does MARA have both power and benefits (ASC 810-10-25-38A through 25-38J))?
NO – the Company is a Limited Partner with no kick out rights over the General Partner.
○	Is there a single decision maker or is power shared (ASC 810-10-25-42)?
The General Partner is the single decision maker for DAF III.
○	Does the General Partner have benefits (considering both direct and indirect interests) (ASC 810-10-25-42)?
NO
○	Does the GP’s (as decision maker) related party group collectively have the characteristics of the primary beneficiary (ASC 810-10-25-43 through 25-44B)?
NO

CONCLUSION: No party consolidates DAF III.

As part of the analysis, the Company acknowledges that ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. ASC 820-10-35-59 states “a reporting entity is permitted, as a practical expedient, to estimate the fair value of an investment using the net asset value per share of the investment, if the net asset value per share of the investment is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date”. Thus, we have adopted this accounting treatment for these assets. The Company also wants to ensure that the Staff distinguishes treatment of DAF III as an investment company from any legal analysis of whether the Company is an investment company under the Investment Company Act of 1940. The Company confirms that based on the facts and strategy, that it is not an investment company under the legal analysis under the ’40 Act.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

●	Also explain how the Fund was established and describe the general terms of the agreement.

The Fund is a limited partnership formed under the laws of the State of Delaware on January 21, 2021. Shortly thereafter, the Fund commenced operations with an initial capital contribution of $200 million from Marathon Digital Holdings, Inc. (the “Limited Partner”). The capital contribution was made in cash and sourced from the proceeds of a recent debt issuance by the Limited Partner, not from its mining activity. The Limited Partner subsequently redeemed $50 million in cash. The Fund is governed by a limited partnership agreement (as amended from time to time, the “Partnership Agreement”) between the Limited Partner and the Fund’s general partner (the “General Partner”). The Partnership Agreement sets forth, among other things: (i) the various rights and obligations of the Limited Partner and the General Partner; (ii) capital accounts, including initial and additional capital contributions thereto and withdrawals therefrom; (iii) fees and expenses borne by the Fund or other parties, such as the General Partner; (iv) management of the Fund; and (v) certain matters relating to reporting and governance.

●	We note that you own 100% of the limited partnership interest. Address whether the general partner or any other parties also hold any interests in the Fund.

Correct, the Limited Partner owns 100% of the limited partnership interest. The General Partner’s interest is non-economic (i.e., the General Partner is not entitled to the Fund’s profits or losses or distributions of the Fund’s assets upon liquidation). No other parties have an interest in the Fund; however, other parties may invest in the Fund in the future, in accordance with the terms of the Partnership Agreement.

●	Explain the rights and responsibilities of the general partner and investment manager in more detail.

The General Partner has overall responsibility for the management, operation and administration of the Fund and is responsible for its investment activities, and it has the authority to delegate its responsibilities in whole or in part. For example, the General Partner has delegated day-to-day management and investment decision-making responsibilities to the Fund’s investment manager (the “Investment Manager”). Among other things, the Investment Manager is responsible for carrying out an investment program in furtherance of the Fund’s investment objective, which is (i) primarily to invest in bitcoin, a digital asset, and (ii) secondarily, if and as applicable, to reasonably capture the value of any other digital assets that may be granted to the Fund as a result of forks or airdrops that have material value and are accessible to the Fund. The Limited Partner has no right or power to take part in the management of the Fund, and it entrusts all aspects of the management of the Fund to the General Partner and the Investment Manager.

●	Please also address whether the agreement provides you with substantive kick-out or participating rights.

o	Kick-out Rights.

ASC 810-10-20 (VIE) defines kick-out rights as “the ability to remove the entity with the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or to dissolve (liquidate) the VIE without cause.”. The Partnership Agreement does not provide the Limited Partner with the ability to unilaterally remove the General Partner, either directly or indirectly (e.g., by unilaterally amending the Partnership Agreement). Although the Limited Partner may effectively liquidate the Fund by withdrawing in whole, such a withdrawal would not necessitate dissolution of the Fund. We would not expect the Limited Partner and/or its advisors to conclude that the Limited Partner has substantive kick-out rights with respect to the Fund.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

○	Participating Rights.

ASC 810-10-20 (VIE) defines participating rights as “the ability to block or participate in the actions through which an entity exercises the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Participating rights do not require the holders of such rights to have the ability to initiate actions.” The Partnership Agreement does not allow the Limited Partner to either block or participate in significant financial and operating decisions of the Fund that are made in the ordinary course of business. Therefore, we would not expect the Limited Partner and/or its advisors to conclude that the Limited Partner has substantive participation rights with respect to the Fund

●	In addition, please provide us with your detailed accounting analysis of how the Fund qualifies as an investment company for accounting purposes under ASC 946. Refer to ASC 946-10-15.

ASC 946-10-15-6 states than an entity must have the following fundamental characteristics to be an investment company:

○	It is an entity that does both of the following:

a.	Obtain funds from one or more investors and provide the investors with investment management services.

b.	Commits to its investors that its business purpose and only substantive activities are investing in funds solely for returns from capital appreciation, investment income, or both.

The Fund obtained funds from and provides investment management services to one or more investors and the Fund’s investment objective is to invest in bitcoin, a digital asset, solely for returns from capital appreciation, investment income, or both.

○	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are normally attributable to ownership interests or that are other capital appreciation or investment income.

ASU 2013-08 states that if an entity obtains returns or benefits from an investee that are disproportionate or not attributable to ownership interests, then the entity holds that investment for operating or strategic benefits that are not consistent with the business purpose and activities of an investment company. The Fund’s private placement memorandum indicates that income and appreciation/depreciation of investments will be shared by all investors in proportion to their capital account balances.

ASC 946-10-15-7 further states that in addition to the above, an entity should assess whether it has the following typical characteristics of an investment company:

○	More than one investor - The Fund has one investor and could have additional investors in accordance with the terms of the Partnership Agreement.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

○	More than one investment - The Fund could have more than one investment in the event of a hard fork or airdrop.
○	Investors that are not related parties of the parent entity (if there is a parent) or the investment manager - Yes, the Fund has an investor that is not a related party of the General Partner or the investment manager.
○	Ownership interests in the form of equity or partnership interests - Yes, the Limited Partnership interests represent equity ownership of the Fund.
○	Substantially all investments are managed on a fair value basis - Yes, all investments within the Fund are managed on a fair value basis.

ASC 946-10-15-8 further states that “to be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in paragraph 946-10-15-7. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.”

Other Considerations:

1.	In accordance with ASC 946-10-55-4, the Fund does not have material substantive activities other than its investing activities and does not have significant assets or liabilities other than those relating to the investing activities.
2.	The Fund’s private placement memorandum clearly articulates its business purpose and substantive activities, categorized as investment company activities.
3.	The Fund’s purchase of approximately $150M of bitcoin with an objective of selling the bitcoin in the future for capital appreciation is considered investing activities consistent with those of an investment company.
4.	A purchase of $150M of bitcoin is large relative to liquidity in the market and requires expertise that is unrelated to mining activity conducted by the Limited Partner, and the Investment Manager exercised meaningful discretion in determining the manner in which to execute the purchase.
5.	The Limited Partner’s 2021 Form 10-K discloses that “We expect to purchase additional bitcoin held by the investment fund in future periods, though we may also sell bitcoin in future periods as needed to generate cash for treasury management purposes.”
6.	In consideration of Q&A #11 of the AICPA Practice Aid - Accounting for and Auditing of Digital Assets, that discusses whether participation in digital asset activities (e.g., mining activities) disqualify an entity from classification as an investment company within the scope of ASC 946, the Limited Partner’s business activities which involve devoting resources to mining in order to obtain digital assets in return for providing computing resources to the blockchain, are inconsistent with those of an investment company, and are separate and distinct from the Fund’s operations and business purpose.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

a.	This distinction is substantiated by the fact that the initial subscription was made in cash, not mined bitcoin, subsequent to a registered debt offering whereby the Limited Partner raised $250M in January 2021.

b.	Additionally, the bitcoin mined by the Limited Partner is directed to wallets unrelated to the Fund.
c.	Also, there is no pattern of contribution of mined bitcoin to the Fund.
d.	Lastly, the Limited Partner views the investment in the Fund as connected primarily to corporate treasury management, not to mining activity.

7.	The Limited Partner’s management and shareholders value the fact that (i) the General Partner, the Investment Manager and their respective affiliates have sophisticated capabilities and, with the Limited Partner’s consent, could amend the investment strategy in the future to include additional investment strategies; (ii) the bitcoin held as a treasury asset is custodied by a third-party, selected by the Investment Manager, with a SOC 1 Type 2 report from a Big 4 accounting firm; (iii) the Fund is independently administered by a third party; and (iv) the Fund is independently audited by a Big 4 accounting firm.
8.	The Fund has no income generated through non-investment activities and only income/loss generated from capital appreciation, investment income, or both.

Revenue Recognition, page F-15

Comment:

14. Please clarify when you recognize revenue. Your disclosure states that you recognize revenue at the date you receive confirmation of the consideration you will receive; however, you also state that you measure the non-cash consideration at fair value on the date received. Tell us the time frame between confirmation of the consideration and the receipt of the consideration. Explain how you recognize revenue before you have determined the fair value. Also tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception.

Response:

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of this revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The mining of Bitcoin (“BTC”) is a continuous process, with computers running calculations 24 hours per day, 7 days per week in support of the bitcoin blockchain, verifying transactions and adding verified “blocks” of transactions to the blockchain. When the mining pool in which the Company participates solves the equation to verify a block, that block is added to the Bitcoin blockchain and the pool is rewarded BTC in return. Blocks are added to the bitcoin blockchain on average every 10 minutes, and each new block is a new contract / performance obligation. The time between contract inception and receipt of consideration, as it relates to a mining pool, is therefore not materially different.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

The Company utilizes custodian services, provided by NYDIG, related to allocating and disbursing the pool rewards after they are earned by the pool. The mining rewards (in the form of BTC) are allocated to pool participants based on the proportion of hashrate contributed to the pool per participant at the time of the reward. NYDIG confirms this allocation among pool participants within 24 hours of a block reward. As bitcoin’s blockchain operates 24 hours a day, 365 days a year, in the case where the pool receives mining rewards when there is a federal holiday or over the weekend (Saturday/Sunday), NYDIG sends the respective earnings report on the next available business day. Once participants confirm the NYDIG calculations, the mining rewards are sent to each participants digital wallet, at that time upon constructive receipt, the Company will then effectively recognize revenue using the closing price during that respective day multiplied by the bitcoin rewards received. The Company aggregates all BTC rewards confirmed in any given day and records revenue in USD at the prevailing market price at the end of the day. Management utilizes various pricing sources, including sources readily available to the general public (Messari.io, Yahoo Finance and Blockchain.com) to ensure the reasonableness of our assessment of valuation and we periodically review or back check this assumption for reasonableness.

We will prospectively change our disclosure as necessary to eliminate any ambiguity as to our revenue recognition process.

Comment:

15. Please clarify whether some or all of your mining activity is conducted with other third party pool participants and collectively provides transaction verification services to the blockchain network through a pool operator. If so, clearly disclose the reward sharing mechanism you select when participating in mining pools. Explain how you are accounting for any fees retained by the pool operator. In addition, tell us and disclose the number of rewards earned from mining separately from fees earned for transaction verification.

Response:

The Company began operating its own mining pool in May 2021. Prior to participating in the Company’s own mining pool, the Company’s miners contributed hashrate to F2Pool. BTC earned by the pool are allocated to pool participants based on the proportion of hashrate contributed to the pool per participant at the time of the reward. From May 2021 to December 2021, the Company’s miners contributed approximately 94% of the pool’s total hashrate, with 3rd party operators contributing approximately 6%. This allocation is calculated daily, with NYDIG providing the Company and any pool participants reporting of the amount of contributed hashrate generated by their respective mining servers along with proposed payout ratios. In addition to mining within the pool, the Company, as pool operator, recognizes approximately 0.5% of any block reward as pool fee revenue. This fee is subtracted from BTC rewarded prior to the allocation of the BTC reward among the pool participants based on contributed hashrate. Using the data above and allocating it to a single block reward, an example follows:

Pool Operator fees	0.03 BTC	(0.5% of 6.25 BTC)
Company allocation	5.85	(94% of 6.22 BTC)
3rd Party Miners	0.37	(6% of 6.22 BTC)

As a result, mining revenues are recorded net of any pool fee, not gross, with an offsetting cost of revenue.

In addition to the block rewards and pool operator fees, transaction verification fees are awarded per block reward and vary in amount. Per ycharts.com (https://ycharts.com/indicators/bitcoin_average_transaction_fee), the average transaction fee as of April 20, 2022 is approximately $1.292 USD per transaction processed. For the eight-month period the Company operated its pool, transaction fees earned by the mining pool was approximately 2.55% of all bitcoin revenue recognized by the mining pool prior to distribution of mining rewards (including transaction fees) to pool participants.

We will prospectively disclose the sharing mechanisms and sources of revenue in our MD&A disclosure.

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

Comment:

16. We note from disclosures elsewhere in your filing that you operate your own bitcoin mining pools. Explain to us and disclose how you recognize revenue as a pool operator. Ensure your disclosure addresses the nature, amount, timing, and uncertainty of revenue and cash flows arising from these arrangements.

Response:

Please see the response to question 15 above. Revenue recognized as a pool operator was less than $1 million in 2021. It is also worth noting for future disclosure that the Company is in the process of eliminating all 3rd party miners from its pool and we expect this transition to be completed during the second quarter of 2022.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that this response answers the staff’s questions, but please contact the undersigned at 725-210-5114 or at hugh@marathondh.com if you have any further questions or would like to discuss our response.

Very truly yours,

/s/ Hugh Gallagher

Chief Financial Officer

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701

U.S. Securities and Exchange Commission

April 22, 2022

Exhibit 1

Marathon Digital Holdings, Inc.

Reconciliation of net income to adjusted net income

	For the three months ended December 31,			For the years ended December 31,
	2021	2020	2019	2021	2020	2019
Net income (loss)	$11,525,939	$(5,234,227)	$(1,151,843)	$(36,174,506)	$(10,447,771)	$(3,517,065)
Adjustments:
Stock compensation expense, net of withholding tax	8,425,074	180,532	270,885	156,071,895	1,129,300	330,749
Income tax impact of adjustments, net (1), (2)	(5,350,008)	-	-	(5,350,008)	-	-
Adjusted net income (loss)	$14,601,005	$(5,053,695)	$(880,958)	$114,547,381	$(9,318,471)	$(3,186,316)

Adjusted net income (loss) per share, basic:	$0.14	$(0.10)	$(0.13)	$1.15	$(0.11)	$(0.48)
Adjusted net income (loss) per share, diluted:	$0.13	$(0.10)	$(0.13)	$1.15	$(0.11)	$(0.48)

Weighted average shares outstanding, basic:	102,620,749	53,013,453	6,664,238	99,337,587	81,408,340	6,664,238
Weighted average shares outstanding, diluted:	113,402,577	53,013,453	6,664,238	99,337,587	81,408,340	6,664,238

(1) 2020 and 2019 do not reflect any tax impact due to a full valuation allowance offsetting impact from current and deferred tax expenses

(2) The amounts for the three months ending December 31, 2021 match the full year 2021 as a result of the release of the valuation allowance in Q4 of 2021

Marathon digital holdings, Inc.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144
Tele 703.232.1701